

DIVISION OF
CORPORATION FINANCE
Mailstop 4628

September 15, 2009

Mr. Johannes T. Petersen
Chief Financial Officer
Century Petroleum Corp.
9595 Six Pines, Building 8, Level 2, Ste. 8210
The Woodlands, Texas 77380

> **Re:** **Century Petroleum Corp.**
> **Form 10-KSB for Fiscal Year Ended April 30, 2008**
> **Filed August 15, 2008**
> **Form 10-Q for Fiscal Quarter Ended January 31, 2009**
> **Filed March 23, 2009**
> **Response Letter Dated May 15, 2009**
> **File No. 333-126490**

Dear Mr. Petersen:

We issued comments to your Company on the above captioned filings on July 8, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by September 29, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by September 29, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jennifer O'Brien at 202-551-3721 if you have any questions.

Sincerely,

H. Roger Schwall
Assistant Director